SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ending 8th February 2006

GlaxoSmithKline plc

(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-104121) OF GLAXOSMITHKLINE PLC, GLAXOSMITHKLINE CAPITAL INC. AND GLAXOSMITHKLINE CAPITAL PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Issued: 8th February 2006, London

Preliminary Announcement of Results for the year ended 31st December 2005 Excellent 2005 performance for GSK Full Year EPS up 18% CER (21% reported); Q4 EPS up 33% CER (47% reported)

GlaxoSmithKline plc (GSK) today announces its results for the year ended 31st December 2005. The full results, which have been prepared under IFRS, are presented under ‘Income Statement’ on pages 7 and 8, and are summarised below.

FINANCIAL RESULTS*

	2005	Growth		Q4 2005	Growth

	£m	CER%	£%	£m	CER%	£%

Turnover	21,660	7	8	5,907	8	13
Operating profit	6,874	16	19	1,633	20	32
Profit before tax	6,732	13	16	1,606	11	21

Earnings per share	82.6p	18	21	19.8p	33	47

SUMMARY*
•	Excellent 2005 financial performance:
	—	EPS growth of 18% CER to 82.6p, with growth in Q4 of 33% CER to 19.8p
	—	2005 dividend of 44p

•	Key growth products drive 2005 pharma turnover +8% to £18.7 billion:
	—	Seretide/Advair sales exceed £3 billion, up 22%
	—	Avandia/Avandamet for diabetes +18% to £1.3 billion
	—	Vaccines +15% to £1.4 billion

•	Significant pipeline progress:
	—	7 products to be approved/launched during 2006
	—	7 product filings planned for 2006. Cervarix expected to be filed in the EU in March 2006 and in the USA before the end of 2006
	—	Late-stage pipeline continues to expand with 8 major assets expected to enter phase III development during 2006

•	Financial outlook:
	—	2006 earnings per share growth expected to be around 10% in CER terms

Commenting on the 2005 performance and GSK's outlook, JP Garnier, Chief Executive Officer, said: “GSK’s fourth quarter performance was a great finish to an excellent year for the company. Looking into 2006, the strong growth seen from key products such as Seretide/Advair, Avandia and from our vaccines business is set to continue, and we expect further good news on GSK’s late-stage pipeline. Eight major assets are scheduled to enter phase III in 2006 – this will double the number of assets in late-stage development. I am also delighted that Cervarix, our cervical cancer vaccine, is expected to be filed for approval in Europe in the next few weeks and in the USA before the end of the year.”

*	The Group's practice is to discuss its results in terms of constant exchange rate (CER) growth. All commentaries compare 2005 results with 2004 in CER terms unless otherwise stated. See 'Accounting Presentation and Policies' on page 22 for fuller explanations of these matters.

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PRODUCT UPDATE
Strong performance of key growth drivers:

•	Total pharmaceutical turnover grew 8% to £18.7 billion in 2005, with balanced growth across all regions: USA (+8% to £9.1 billion), Europe (+8% to £5.6 billion) and International markets (+9% to £4.0 billion).

•	GSK’s biggest-selling product, Seretide/Advair for asthma and COPD, continues to perform well with sales up 22% to just over £3 billion.

US sales rose 26% to £1.7 billion, with continued gains in market share throughout the year. Sales were strong in both European and International markets – both up 16% to £1.0 billion and £0.3 billion respectively.

Headline data from TORCH, a landmark Advair study treating 6,000 COPD patients, are expected by mid-2006. This is the first study of its kind aiming to demonstrate reduced mortality in COPD.

•	Avandia/Avandamet (+18% to £1.3 billion) continues to maintain its leadership position in the TZD class of anti-diabetic agents. In the USA, sales grew 14% to £977 million. Avandia/Avandamet is also establishing a strong position in Europe, with sales rising 52% to £157 million helped by the launch of Avandamet throughout the region. Sales in International markets rose 13% to £195 million.

Avandaryl, GSK’s once-daily combination of Avandia + Amaryl (a sulfonylurea) was launched in the USA on 1st February 2006. EU approval is expected in Q2 2006.

Two major outcome studies involving Avandia are due to report by the end of 2006. ADOPT investigates first line use of Avandia in type 2 diabetes, and DREAM, the earlier use of Avandia to delay or prevent disease progression.

•	Other key growth drivers for the year included: Valtrex for herpes (+21% to £695 million), Coreg for heart disease (+32% to £573 million) and Lamictal for epilepsy and bi-polar disorder (+24% to £849 million).

Strong sales and strategic moves boost vaccines business:

•	GSK’s vaccines business performed well with total sales rising 15% to £1.4 billion, led by Infanrix. Vaccine sales were particularly strong in the USA, where turnover rose 26% to £338 million, helped by the launch of two new products – Fluarix and Boostrix.

In December, the company completed the acquisition of ID Biomedical Corporation for approximately £0.9 billion. Approval of IDB’s Fluviral flu vaccine is expected in time for the 2006/07 flu season.

Also in December, GSK submitted a “mock-up” dossier to the EMEA for accelerated approval of a potential pandemic influenza vaccine. GSK expects to begin clinical trials in the coming weeks on its H5N1 prototype pandemic vaccine using two different adjuvants: “alum” and a newly developed adjuvant. The company is in discussions with governments around the world on plans to “prime” populations and stockpile the vaccine. GSK expects to complete its filing in Europe in 2006.

Rapid uptake of high-potential new products:

•	Requip sales rose 34% to £156 million. Weekly new prescriptions for the product have quadrupled in the USA since it was launched for Restless Legs Syndrome in Q2 2005. EU launch of Requip (Adartrel) for RLS is planned for Q2 2006.

•	Avodart for benign prostatic hyperplasia (enlarged prostate) had a very strong year with sales doubling to £129 million. The product now accounts for 42% of new prescriptions in the US 5-Alpha Reductase Inhibitor market.

•	Boniva/Bonviva, a new once-monthly oral bisphosphonate for the treatment of osteoporosis, which was developed with Roche, had a strong launch in the USA and now has a 10% share of new prescriptions for oral bisphosphonates. Boniva injection, the first-ever quarterly treatment for osteoporosis, was approved in the USA in January 2006 and received a positive opinion from the CHMP in Europe on 27th January.

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Other significant products:

•	GSK’s HIV business grew 5% to £1.6 billion, with sales from new products Epzicom/Kivexa and Lexiva (together more than doubling to £226 million) offsetting the performance of Trizivir (down 6% to £303 million) and Epivir (down 12% to £261 million).

•	Total Wellbutrin sales fell 2% to £739 million. Wellbutrin IR and SR sales fell 68% to £92 million due to generic competition but this was largely offset by the very strong performance of Wellbutrin XL (+38% to £647 million). In February 2006, GSK is expected to file Wellbutrin XL for approval in several European markets.

•	Total Paxil sales fell 42% to £615 million, due to generic competition and the interruption in supply to Paxil CR during the year.

NEW PRODUCT APPROVALS/LAUNCHES
7 products expected to be approved/launched in 2006:

•	Rotarix, GSK’s innovative 2 dose oral vaccine for the prevention of rotavirus gastroenteritis in infants, received a positive opinion from the CHMP in December and EU launch is expected in Q2 2006. Rotarix has already been approved in 31 markets, including Brazil where the government will provide the vaccine to the public market.

•	Positive phase III data in bowel resection patients have recently been received for Entereg, an opioid antagonist in development with Adolor Corporation for the treatment of post-operative ileus. These data will be used to respond to the FDA’s approvable letter. Entereg is also in Phase III development for gastro-intestinal adverse affects of opioids used for consistent pain relief.

•	Arranon, a new option for children and adults with treatment resistant T-cell acute lymphoblastic leukaemia and T-cell lymphoblastic lymphoma was launched in January.

•	GSK launched Avandaryl (diabetes) in February 2006 and expects to launch several other key products during the year including Altabax (retapamulin for skin infections), Coreg CR (heart failure) and Trexima (migraine).

LATE-STAGE PIPELINE UPDATE
7 product filings planned in 2006:

•	GSK plans to file Cervarix, the company’s HPV vaccine for cervical cancer, in the EU in March 2006 and in the USA before the end of the year. Filings in international markets will also begin in March.

•	GSK’s potential pandemic influenza vaccine is expected to complete its filing in Europe in 2006.

•	Allermist, GSK’s intranasal steroid for allergic rhinitis, remains on track for filing in the USA and Europe by the middle of 2006. Filing in Japan is to follow in H2 2006.

•	Eltrombopag, GSK’s oral platelet growth factor for patients suffering from thrombocytopenia, is expected to enter phase III shortly and the company plans to file an indication for Idiopathic Thrombocytopenia Purpura by the end of 2006/H1 2007 depending on discussions with regulatory authorities.

•	GSK expects to file Tykerb, an innovative once-daily oral treatment for breast cancer, in late 2006/H1 2007. GSK continues to investigate the use of Tykerb to treat other cancers. Data received in the quarter showed a survival benefit in renal cancer patients who over-express EGFR. Current treatment options for renal cancer are limited and these data, along with clinical studies on inflammatory breast cancer and brain metastases, have been submitted for presentation to ASCO in June 2006.

•	Mepolizumab phase III data in hypereosinophilic syndrome are expected in mid 2006, which should enable a filing in the USA and Europe by the end of the year.

•	Lamictal XR, a once-daily formulation for epilepsy, is expected to be filed in the USA in 2006.

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Late-stage pipeline to expand significantly in 2006:

•	In 2006, GSK expects 8 major assets to enter phase III development.

	brecanavir (protease inhibitor for HIV) casopitant (NK-1 antagonist for emesis) denagliptin (DPP-IV inhibitor for type 2 diabetes) lymphostat-B (for lupus)	pazopanib (VEGF inhibitor for cancer) meningitis vaccines rosiglitazone XR (for Alzheimer’s disease) Avandia + simvastatin (diabetes and high cholesterol)

Other pipeline news:

•	Phase III data in osteoarthritis patients treated with ’381, GSK’s COX-2 inhibitor for treatment of pain, were recently received. Preliminary analysis of the data was not encouraging and further analysis is now underway.

CONSUMER HEALTHCARE UPDATE

Consumer Healthcare sales grew 2% to £3.0 billion. Sales grew 6% in International markets and 3% in Europe. Sales in North America were down 1%, primarily due to the impact of product divestments in 2004.

•	Nutritional healthcare products sales grew 7% to £619 million. Lucozade (+11%) continued to grow strongly in Europe.

•	Oral care sales grew 2% to £943 million. Sales of Sensodyne and the denture care brands (Polident, Poligrip and Corega) grew by 12% and 6%, respectively, helping to offset lower sales of other toothpaste products.

•	Over-the-counter medicine sales were £1,437 million (+1%). Growth from the analgesics (+6%) and respiratory tract (+5%) medicines helped offset the loss of sales from the divested products. Panadol (+12%) in International markets was the key driver of the growth for analgesics.

On 23rd January, an FDA Advisory Committee recommended that Alli (orlistat) be approved for over-the-counter use in the USA to promote weight loss in overweight adults, when used along with a reduced calorie, low-fat diet. If approved, Alli will be the only FDA approved weight-loss drug available over-the-counter.

FINANCIAL REVIEW

These results have been prepared under International Financial Reporting Standards (see ‘Accounting Presentation and Policies’ on page 22).

Operating profit and earnings per share – full year

Operating profit of £6,874 million grew by 16%, which was above the turnover growth of 7%, reflecting flat SG&A costs (including lower costs for legal matters) and higher gains from asset disposals. These were partly offset by an increase in restructuring charges relating to cost saving programmes. Cost of sales and R&D each grew 8%, broadly in line with sales growth.

Profit after taxation for the year grew 17%, which was broadly in line with the operating profit growth of 16% due to a lower tax rate in the year offset by a profit on disposal of associates in 2004 with no equivalent profit in 2005.

In the year, gains from asset disposals, including associates, were £290 million (£295 million in 2004), costs for legal matters were £430 million (£595 million in 2004) and charges related to cost saving programmes were £141 million (£104 million in 2004).

EPS of 82.6 pence increased 18% in CER terms (21% in sterling terms) compared with 2004. The favourable currency impact of 3% on EPS, reflected a stronger US dollar and Euro.

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Operating profit and earnings per share – Q4 2005

Operating profit of £1,633 million grew by 20%, which was above the turnover growth of 8%, primarily due to lower legal costs and lower growth in other SG&A costs. These were partly offset by increased R&D expenditure and lower gains from asset disposals. Cost of sales increased in line with sales growth.

Consumer Healthcare operating profit declined 12% in the quarter reflecting profit from the disposal of dermatological brands in Q4 2004. Net of this Consumer Healthcare operating profit grew 10%.

Profit after taxation for the quarter grew 31%, which was higher than the operating profit growth of 20%. This was due to a lower tax rate in the quarter compared to Q4 2004, partly offset by there being no profit on disposal of associates in 2005.

In the quarter, gains from asset disposals, including associates, were £12 million (£165 million in 2004), costs for legal matters were £132 million (£253 million in 2004) and charges related to cost saving programmes were £59 million (£79 million in 2004).

EPS of 19.8 pence increased 33% in CER terms (47% in sterling terms) compared with 2004. The 14% increase in EPS attributable to favourable foreign exchange rate movements arose partly from exchange gains on inter-company settlements compared with exchange losses in Q4 2004, and reflected a considerably stronger US dollar.

Currencies

The 2005 results are based on average exchange rates, principally £1/$1.82, £1/Euro 1.46 and £1/Yen 200. The period-end exchange rates were £1/$1.72, £1/Euro 1.46 and £1/Yen 203. At 31st January 2006 the exchange rates were £1/$1.78, £1/Euro 1.46 and £1/Yen 208. If exchange rates were to hold at this level for the remainder of 2006, the currency impact on earnings per share growth would be 1% to 2% favourable for the full year.

Dividend

On 8th February 2006, the Board declared a fourth interim dividend of 14 pence per share, resulting in a dividend for the year of 44 pence, a 2 pence increase over the dividend of 42 pence per share for 2004. The equivalent dividend receivable by ADR holders is 48.7480 cents per ADS based on an exchange rate of £1/$1.7410. The dividend will have an ex-dividend date of 15th February 2006, a record date of 17th February 2006 and will be paid on 6th April 2006.

Earnings guidance 2006 earnings per share growth is expected to be around 10% in CER terms.

Share buy-back programme

GSK repurchased £1 billion of shares in 2005 and expects to repurchase a further £1 billion in 2006. The exact amount and timing of future purchases, and the extent to which repurchased shares will be held as Treasury shares rather than being cancelled, will be determined by the company and is dependent on market conditions and other factors.

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GlaxoSmithKline – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information including a copy of this announcement and details of the company’s updated product development pipeline, visit GSK at www.gsk.com.

Enquiries:	UK Media	Philip Thomson David Mawdsley Chris Hunter-Ward Alice Hunt	(020) 8047 5502 (020) 8047 5502 (020) 8047 5502 (020) 8047 5502

	US Media	Nancy Pekarek Mary Anne Rhyne Patricia Seif	(215) 751 7709 (919) 483 2839 (215) 751 7709

	European Analyst / Investor	Duncan Learmouth Anita Kidgell Jen Hill	(020) 8047 5540 (020) 8047 5542 (020) 8047 5543

	US Analyst / Investor	Frank Murdolo Tom Curry	(215) 751 7002 (215) 751 5419

Brand names appearing in italics throughout this document are trademarks of GSK or associated companies with the exception of Levitra, a trademark of Bayer, Vesicare, a trademark of Astellas, Entereg, a trademark of Adolor and Bonviva/Boniva, a trademark of Roche, which are used under licence by the Group.

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under ‘Risk Factors’ in the ‘Operating and Financial Review and Prospects’ in the company’s Annual Report 2004.

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INCOME STATEMENT Year ended 31st December 2005

	2005	Growth	2004
	£m	CER%	£m

Turnover:
Pharmaceuticals	18,661	8	17,100
Consumer Healthcare	2,999	2	2,886

TURNOVER	21,660	7	19,986

Cost of sales	(4,764)	8	(4,360)

Gross profit	16,896	7	15,626

Selling, general and administration	(7,250)	—	(7,201)
Research and development	(3,136)	8	(2,904)
Other operating income	364		235

Operating profit:
Pharmaceuticals	6,159	17	5,126
Consumer Healthcare	715	11	630

OPERATING PROFIT	6,874	16	5,756

Finance income	257		176
Finance expense	(451)		(362)
Share of after tax profits of associates and joint ventures	52		60
Profit on disposal of interest in associates	—		149

PROFIT BEFORE TAXATION	6,732	13	5,779

Taxation	(1,916)		(1,757)
Tax rate %	28.5%		30.4%

PROFIT AFTER TAXATION FOR THE YEAR	4,816	17	4,022

Profit attributable to minority interests	127		114
Profit attributable to shareholders	4,689		3,908

EARNINGS PER SHARE	82.6p	18	68.1p

Diluted earnings per share	82.0p		68.0p

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INCOME STATEMENT Three months ended 31st December 2005

	Q4 2005	Growth	Q4 2004
	£m	CER%	£m

Turnover:
Pharmaceuticals	5,108	10	4,475
Consumer Healthcare	799	1	761

TURNOVER	5,907	8	5,236

Cost of sales	(1,298)	8	(1,176)

Gross profit	4,609	9	4,060

Selling, general and administration	(2,040)	(2)	(2,045)
Research and development	(968)	11	(853)
Other operating income	32		79

Operating profit:
Pharmaceuticals	1,440	27	1,032
Consumer Healthcare	193	(12)	209

OPERATING PROFIT	1,633	20	1,241

Finance income	85		31
Finance expense	(125)		(70)
Share of after tax profits of associates and joint ventures	13		16
Profit on disposal of interest in associates	—		104

PROFIT BEFORE TAXATION	1,606	11	1,322

Taxation	(455)		(521)
Tax rate %	28.3%		39.4%

PROFIT AFTER TAXATION FOR THE PERIOD	1,151	31	801

Profit attributable to minority interests	29		27
Profit attributable to shareholders	1,122		774

EARNINGS PER SHARE	19.8p	33	13.5p

Diluted earnings per share	19.6p		13.5p

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PHARMACEUTICAL TURNOVER Year ended 31st December 2005

	Total		USA		Europe		International

	£m	CER%	£m	CER%	£m	CER%	£m	CER%

RESPIRATORY	5,054	14	2,580	17	1,660	8	814	13
Seretide/Advair	3,003	22	1,687	26	1,033	16	283	16
Flixotide/Flovent	638	2	262	4	188	(3)	188	3
Serevent	330	(7)	104	(20)	160	(3)	66	12
Flixonase/Flonase	656	13	506	12	60	(1)	90	27

CENTRAL NERVOUS SYSTEM	3,219	(8)	2,051	(10)	704	(7)	464	2
Seroxat/Paxil	615	(42)	133	(75)	187	(26)	295	—
Paxil IR	488	(27)	18	(87)	187	(26)	283	(1)
Paxil CR	127	(68)	115	(70)	—	—	12	40
Wellbutrin	739	(2)	723	(2)	2	42	14	(14)
Wellbutrin IR, SR	92	(68)	80	(70)	2	42	10	(35)
Wellbutrin XL	647	38	643	37	—	—	4	>100
Imigran/Imitrex	697	1	504	2	144	1	49	(2)
Lamictal	849	24	568	36	226	3	55	15
Requip	156	34	80	50	68	21	8	22

ANTI-VIRALS	2,598	9	1,285	10	773	6	540	12
HIV	1,554	5	766	2	607	8	181	12
Combivir	583	1	283	1	227	—	73	8
Trizivir	303	(6)	166	(7)	123	(5)	14	(8)
Epivir	261	(12)	93	(33)	122	4	46	12
Ziagen	136	(14)	55	(26)	54	(8)	27	11
Retrovir	41	(6)	14	(17)	16	(6)	11	12
Agenerase, Lexiva	112	77	70	50	36	>100	6	46
Epzicom/Kivexa	118	>100	85	—	29	>100	4	>100

Herpes	826	14	476	24	139	—	211	4
Valtrex	695	21	470	26	98	9	127	12
Zovirax	131	(11)	6	(32)	41	(16)	84	(6)

Zeffix	145	9	12	11	21	(8)	112	13

ANTI-BACTERIALS	1,519	(3)	261	(27)	718	3	540	5
Augmentin	666	(7)	139	(38)	316	5	211	11
Augmentin IR	552	2	40	(34)	305	3	207	11
Augmentin ES, XR	114	(35)	99	(40)	11	97	4	(19)
Zinnat/Ceftin	197	(6)	10	2	112	(9)	75	(4)

METABOLIC	1,495	18	995	16	190	39	310	12
Avandia	1,154	27	864	31	112	20	178	15
Avandamet	175	(22)	113	(43)	45	>100	17	2
Bonviva/Boniva	18	>100	17	—	1	>100	—	—

VACCINES	1,389	15	338	26	592	12	459	10
Hepatitis	444	8	137	1	224	11	83	13
Infanrix/Pediarix	431	19	145	13	202	24	84	20

ONCOLOGY AND EMESIS	1,016	8	761	12	164	(4)	91	1
Zofran	837	9	639	12	124	(5)	74	3
Hycamtin	99	(1)	66	2	27	(6)	6	(6)

CARDIOVASCULAR AND UROGENITAL	1,331	41	766	36	415	57	150	32
Coreg	573	32	568	33	—	—	5	(30)
Levitra	40	(19)	35	79	4	(78)	1	(94)
Avodart	129	100	65	90	55	>100	9	>100
Arixtra	24	>100	15	>100	8	>100	1	>100
Fraxiparine	211	>100	—	—	179	>100	32	>100
Vesicare	13	—	13	—	—	—	—	—

OTHER	1,040	—	69	(22)	321	(2)	650	3
Zantac	244	(12)	58	(19)	64	(15)	122	(6)

	18,661	8	9,106	8	5,537	8	4,018	9

Pharmaceutical turnover includes co-promotion income.

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PHARMACEUTICAL TURNOVER Three months ended 31st December 2005

	Total		USA		Europe		International

	£m	CER%	£m	CER%	£m	CER%	£m	CER%

RESPIRATORY	1,407	16	733	21	436	11	238	12
Seretide/Advair	851	23	493	26	277	21	81	17
Flixotide/Flovent	174	1	72	4	49	(3)	53	—
Serevent	87	—	29	—	39	(4)	19	8
Flixonase/Flonase	171	13	134	20	13	(2)	24	(8)

CENTRAL NERVOUS SYSTEM	886	1	585	3	168	(8)	133	10
Seroxat/Paxil	158	(35)	32	(73)	40	(23)	86	9
Paxil IR	122	(15)	—	(100)	40	(23)	82	7
Paxil CR	36	(64)	32	(67)	—	—	4	47
Wellbutrin	217	25	212	26	1	31	4	(26)
Wellbutrin IR, SR	24	(26)	20	(23)	1	31	3	(51)
Wellbutrin XL	193	36	192	35	—	—	1	>100
Imigran/Imitrex	188	1	138	(1)	38	9	12	(4)
Lamictal	228	19	163	35	51	(10)	14	12
Requip	50	57	29	88	19	27	2	34

ANTI-VIRALS	697	11	346	11	194	3	157	20
HIV	406	5	203	2	152	5	51	12
Combivir	148	(3)	74	(2)	53	(9)	21	16
Trizivir	77	—	44	6	30	(5)	3	(21)
Epivir	62	(18)	22	(35)	29	(8)	11	(2)
Ziagen	34	(16)	14	(24)	11	(22)	9	19
Retrovir	8	(35)	1	(78)	4	(17)	3	(10)
Agenerase, Lexiva	33	59	20	28	11	>100	2	66
Epzicom/Kivexa	44	>100	28	—	14	>100	2	>100

Herpes	224	17	132	29	34	1	58	6
Valtrex	190	23	131	31	24	8	35	13
Zovirax	34	(8)	1	(20)	10	(13)	23	(3)

Zeffix	42	20	3	7	6	(21)	33	32

ANTI-BACTERIALS	405	—	74	(18)	184	2	147	11
Augmentin	170	(3)	35	(33)	80	3	55	22
Augmentin IR	142	2	12	(46)	77	2	53	22
Augmentin ES, XR	28	(20)	23	(25)	3	43	2	20
Zinnat/Ceftin	54	(6)	4	30	29	(14)	21	1

METABOLIC	387	12	245	4	56	50	86	17
Avandia	289	26	209	27	30	19	50	29
Avandamet	46	(41)	25	(64)	16	>100	5	(14)
Bonviva/Boniva	11	>100	10	—	1	>100	—	—

VACCINES	420	17	95	14	169	9	156	30
Hepatitis	113	(1)	35	(6)	54	(3)	24	18
Infanrix/Pediarix	121	17	37	(10)	54	16	30	98

ONCOLOGY AND EMESIS	271	12	207	18	39	(5)	25	(1)
Zofran	229	14	179	20	30	(4)	20	—
Hycamtin	25	2	17	8	6	(14)	2	20

CARDIOVASCULAR AND UROGENITAL	366	26	217	35	105	12	44	22
Coreg	159	29	158	30	—	—	1	(35)
Levitra	10	(26)	9	81	1	(82)	—	(99)
Avodart	39	71	21	81	15	52	3	>100
Arixtra	8	>100	6	>100	2	77	—	—
Fraxiparine	55	24	—	—	46	19	9	55
Vesicare	5	—	5	—	—	—	—	—

OTHER	269	(11)	19	(16)	85	(22)	165	(4)
Zantac	64	(11)	17	(4)	17	(9)	30	(15)

	5,108	10	2,521	12	1,436	4	1,151	13

Pharmaceutical turnover includes co-promotion income.

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CONSUMER HEALTHCARE TURNOVER Year ended 31st December 2005

	2005 £m	Growth CER%

Over-the-counter medicines	1,437	1
Analgesics	362	6
Dermatological	161	(12)
Gastrointestinal	249	1
Respiratory tract	154	5
Smoking control	336	2
Natural wellness support	133	(4)

Oral care	943	2
Nutritional healthcare	619	7

Total	2,999	2

CONSUMER HEALTHCARE TURNOVER Three months ended 31st December 2005

	Q4 2005 £m	Growth CER%

Over-the-counter medicines	400	(2)
Analgesics	94	7
Dermatological	41	(12)
Gastrointestinal	67	(3)
Respiratory tract	51	4
Smoking control	94	(14)
Natural wellness support	36	(5)

Oral care	245	2
Nutritional healthcare	154	11

Total	799	1

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FINANCIAL REVIEW – INCOME STATEMENT

Operating profit
		2005		2004

	£m	% of turnover	£m	% of turnover	CER%	Growth £%

Turnover	21,660	100.0	19,986	100.0	7	8

Cost of sales	(4,764)	(22.0)	(4,360)	(21.8)	8	9
Selling, general and administration	(7,250)	(33.5)	(7,201)	(36.0)	—	1
Research and development	(3,136)	(14.5)	(2,904)	(14.5)	8	8
Other operating income	364	1.7	235	1.1

Operating profit	6,874	31.7	5,756	28.8	16	19

Overall, the operating margin increased 2.9 percentage points as sterling operating profit increased 19% on a sterling turnover growth of 8%. At constant exchange rates, operating profit increased 16% and the margin increased 2.5 percentage points, reflecting flat selling, general and administration (SG&A) expenses and higher other operating income, partly offset by 8% increases in cost of sales and R&D expense.

Cost of sales increased as a percentage of turnover by 0.2 percentage points. At constant exchange rates, the increase was also 0.2 percentage points, reflecting higher costs related to the ongoing rectification of manufacturing issues at the Cidra site in Puerto Rico, which were only partly offset by operating efficiencies compared with the previous year.

SG&A as a percentage of turnover decreased 2.5 percentage points. At constant exchange rates, the decrease was 2.2 percentage points, reflecting reduced provisions related to legal matters, partly offset by higher charges related to cost saving programmes. Excluding these items, SG&A grew 2%. As reported at Q1 2005, all legal costs are now accounted for within SG&A; see ‘Accounting Presentation and Policies’ on page 22 for further details.

R&D expenditure as a percentage of turnover was 14.5%, in line with 2004, and increased 8% compared to the previous year partly as a result of some write-offs of intangible assets. Excluding these write-offs, R&D expenditure grew slightly below turnover growth. Pharmaceuticals R&D expenditure represented 16.2% of pharmaceutical turnover.

Other operating income includes royalty income, equity investment disposals and impairments, product disposals and fair value adjustments to the Quest collar and Theravance options. Other operating income was £364 million in 2005 compared with £235 million in 2004. The increased income in 2005 is predominantly due to increased product and asset disposal gains compared with 2004, and a favourable fair value movement of £19 million in the Quest collar and Theravance options.

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Taxation

Taxation charge based on profits for the year	2005 £m	2004 £m

UK corporation tax	354	273
Overseas taxation	1,665	1,394

Current taxation	2,019	1,667
Deferred taxation	(103)	90

	1,916	1,757

The charge for taxation on profit, amounting to £1,916 million, represents an effective tax rate of 28.5% (2004 – 30.4%). The tax rate in 2005 of 28.5% benefited from higher tax relief on actual or potential exercise of share options by employees, arising from the increase in the share price in the year.

The integrated nature of the Group’s worldwide operations, involving significant investment in research and strategic manufacture at a limited number of locations, with consequential cross-border supply routes into numerous end-markets, gives rise to complexity and delay in negotiations with revenue authorities as to the profits on which individual Group companies are liable to tax. Disagreements with, and between, revenue authorities as to intra-Group transactions, in particular the price at which goods should be transferred between Group companies in different tax jurisdictions, can produce conflicting claims from revenue authorities as to the profits to be taxed in individual territories. Resolution of such issues is a continuing fact of life for GlaxoSmithKline. The Group has open issues with the revenue authorities in the USA, UK, Japan and Canada; by far the largest relates to Glaxo heritage products, in respect of which the US Internal Revenue Service (IRS) and HM Revenue & Customs (HMRC) in the UK have made competing and contradictory claims.

GSK has attempted to settle the US dispute, first through direct discussion with the IRS and subsequently through discussions between the US and UK authorities under the terms of the double tax convention between the two countries and discussions were terminated in July 2003. On 6th January 2004, the IRS issued a Notice of Deficiency for the years 1989-1996 claiming additional taxes of $2.7 billion. On 2nd April 2004, the Group filed a petition in the US Tax Court disputing the IRS claim and seeking a refund of $1 billion in taxes. On 25th January 2005 the IRS issued a further Notice of Deficiency for the years 1997-2000 claiming additional taxes of $1.9 billion which the Group contested by filing a petition in the US Tax Court on 12th April 2005 to which the IRS filed its statutory Answer on 7th June 2005. In September 2005, the Court agreed to consolidate the IRS claims for 1997-2000 with those for 1989-1996 into a single trial, scheduled for hearing commencing in October 2006. The total claims for these periods amount to $4.6 billion of additional taxes and related interest of $3.7 billion, net of federal tax relief, giving a total of $8.3 billion. The Group’s petitions against the IRS claims include counter-claims for repayment of taxes totalling $1.8 billion, based partly by reference to an Advance Pricing Agreement (APA) between SmithKline Beecham and the IRS covering the transfer pricing of Tagamet between 1991 and 1993. On 23rd December 2004, the IRS filed a motion for summary judgement to exclude any evidence relating to APA’s from the court proceedings. On 31st March 2005, the trial judge denied the IRS motion and reserved ruling on the admissibility of APA evidence until full trial.

As similar tax issues remain open for 2001 to date, GSK expects to receive further substantial claims by the IRS for these years. GSK continues to believe that the profits reported by its US subsidiaries for the period 1989 to date, on which it has paid taxes in the USA, are more than sufficient to reflect the activities of its US operations.

GSK is in continuing discussions with HMRC in respect of UK transfer pricing and other matters which are in dispute for the years 1995 to date. However little progress has been made over the past year and consequently these matters may become subject to litigation in due course.

The Group had total current tax payable liabilities at 31st December 2005 of £2,269 million (2004 -£1,753 million) in respect of transfer pricing and other tax matters.

GSK uses the best advice in determining its transfer pricing methodology and in seeking to manage transfer pricing issues to a satisfactory conclusion and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. However, there continues to be a wide difference of views between the Group, the IRS, HMRC and other relevant taxation authorities where open issues exist. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.

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Weighted average number of shares

	2005 millions	2004 millions

Weighted average number of shares – basic	5,674	5,736
Dilutive effect of share options and share awards	46	12

Weighted average number of shares – diluted	5,720	5,748

	Q4 2005 millions	Q4 2004 millions

Weighted average number of shares – basic	5,657	5,707
Dilutive effect of share options and share awards	53	11

Weighted average number of shares – diluted	5,710	5,718

The number of shares in issue, excluding those held by the ESOP Trusts and those held as Treasury shares at 31st December 2005, was 5,653 million (31st December 2004: 5,694 million).

Dividends

	Paid/ payable	Pence per share	£ m

2005
First interim	7th July 2005	10	570
Second interim	6th October 2005	10	567
Third interim	5th January 2006	10	568
Fourth interim	6th April 2006	14	792

		44	2,497

2004
First interim	1st July 2004	10	575
Second interim	30th September 2004	10	573
Third interim	6th January 2005	10	571
Fourth interim	7th April 2005	12	683

		42	2,402

Guidance issued by the Institute of Chartered Accountants in England and Wales has clarified when an interim dividend should be recognised for accounting purposes where the accounts are prepared under IFRS. Interim dividends are now only recognised in the accounts when paid, and not when declared. GSK normally pays a dividend two quarters after the quarter to which it relates and one quarter after it is declared. An adjustment is required, therefore, to recognise a further quarter’s time lag in the recording of dividends. This change has been effected in the transition balance sheet at 1st January 2003 and subsequent balance sheets. The 2005 financial statements recognise those dividends paid in 2005, namely the third and fourth interim dividends for 2004 and the first and second interim dividends for 2005.

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STATEMENT OF RECOGNISED INCOME AND EXPENSE

	2005 £m	2004 £m

Exchange movements on overseas net assets	203	(47)
Tax on exchange movements	99	(73)
Fair value movements on available-for-sale investments	(1)	—
Deferred tax on fair value movements	(10)	—
Revaluation of goodwill due to exchange	9	6
Actuarial (losses)/gains on defined benefit plans	(794)	108
Deferred tax on actuarial (losses)/gains on defined benefit plans	257	(17)
Fair value movements on cash flow hedges	(4)	—
Tax on fair value movements on cash flow hedges	1	—

Net losses recognised directly in equity	(240)	(23)

Profit for the year	4,816	4,022

Total recognised income and expense for the year	4,576	3,999

Implementation of accounting for financial instruments under IAS 39	(12)	—

Total recognised income and expense	4,564	3,999

Total recognised income and expense for the year attributable to:
Shareholders	4,423	3,906
Minority interests	153	93

	4,576	3,999

Implementation of accounting for financial instruments under IAS 39 attributable to:

Shareholders	(16)
Minority interests	4

	(12)

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BALANCE SHEET

	31st December 2005 £m	31st December 2004 £m
ASSETS
Non-current assets
Property, plant and equipment	6,652	6,197
Goodwill	696	304
Other intangible assets	3,383	2,513
Investments in associates and joint ventures	276	209
Other investments	362	298
Deferred tax assets	2,214	2,032
Other non-current assets	438	611

Total non-current assets	14,021	12,164

Current assets
Inventories	2,177	2,193
Current tax recoverable	416	155
Trade and other receivables	5,348	4,451
Liquid investments	1,025	1,512
Cash and cash equivalents	4,209	2,467
Assets held for sale	2	2

Total current assets	13,177	10,780

TOTAL ASSETS	27,198	22,944

LIABILITIES
Current liabilities
Short-term borrowings	(1,200)	(1,582)
Trade and other payables	(5,147)	(4,267)
Current tax payable	(2,269)	(1,753)
Short-term provisions	(895)	(962)

Total current liabilities	(9,511)	(8,564)

Non-current liabilities
Long-term borrowings	(5,271)	(4,381)
Deferred tax provision	(569)	(569)
Pensions and other post-employment benefits	(3,069)	(2,519)
Other provisions	(741)	(569)
Other non-current liabilities	(467)	(405)

Total non-current liabilities	(10,117)	(8,443)

TOTAL LIABILITIES	(19,628)	(17,007)

NET ASSETS	7,570	5,937

EQUITY
Share capital	1,491	1,484
Share premium account	549	304
Other reserves	(308)	(606)
Retained earnings	5,579	4,542

Shareholders’ equity	7,311	5,724

Minority interests	259	213

TOTAL EQUITY	7,570	5,937

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RECONCILIATION OF MOVEMENTS IN EQUITY

	2005 £m	2004 £m

Total equity at beginning of year, adjusted for changes in the timing of recognition of dividends (see ‘Dividends’ on page 14)	5,937	5,598
Implementation of accounting for financial instruments under IAS 39	(12)	—

Total equity at beginning of year, as adjusted	5,925	5,598
Total recognised income and expense for the year	4,576	3,999
Dividends to shareholders	(2,390)	(2,476)
Ordinary shares issued	252	42
Ordinary shares purchased and cancelled	—	(201)
Ordinary shares purchased and held as Treasury shares	(1,000)	(799)
Ordinary shares issued by ESOP Trusts	68	23
Share-based incentive plans	240	312
Tax on share based incentive plans	25	—
Changes in minority interest shareholdings	(40)	(489)
Distributions to minority shareholders	(86)	(72)

Total equity at end of year	7,570	5,937

FINANCIAL REVIEW – BALANCE SHEET
Net assets

The book value of net assets increased by £1,633 million from £5,937 million at 31st December 2004 to £7,570 million at 31st December 2005. This was principally attributable to a reduction in net debt, despite two significant business acquisitions, partly offset by an increase in pension and other post-employment liabilities arising from updated mortality assumptions and weakening long-term interest rates.

The carrying value of investments in associates and joint ventures at 31st December 2005 was £276 million with a market value of £1,125 million.

On 13th July 2005, GSK acquired all of the remaining share capital of Corixa Corporation, a biotechnology company based in the USA specialising in developing vaccine adjuvants and immunology-based products. The cost of £150 million, including acquisition costs, was represented by net assets of £124 million, including intangible assets of £115 million, and goodwill of £26 million.

On 8th December 2005, GSK acquired all of the share capital of ID Biomedical Corporation, a biotechnology company based in Canada, specialising in the development and manufacture of vaccines, particularly influenza vaccines. The purchase price of £932 million, including acquisition costs, was represented by intangible assets of £701 million, other net liabilities of £126 million and goodwill of £357 million.

The combined post-acquisition losses of these two entities amounted to £35 million up to 31st December 2005.

Equity

At 31st December 2005, total equity had increased from £5,937 million at 31st December 2004 to £7,570 million. The increase arises principally from retained earnings partially offset by further purchases of Treasury shares and actuarial losses on defined benefit pension plans in the year.

At 31st December 2005, the ESOP Trusts held 167.4 million GSK ordinary shares against the future exercise of share options and share awards. The carrying value, which is the lower of cost or expected proceeds, of £2,313 million has been deducted from other reserves. The market value of these shares was £2,459 million. At 31st December 2005, GSK also held 142.8 million shares as Treasury shares, at a cost of £1,799 million, which has been deducted from retained earnings.

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CASH FLOW STATEMENT Year ended 31st December 2005

	2005 £m	2004 £m

Operating profit	6,874	5,756
Depreciation and other non-cash items	1,103	1,227
Increase in working capital	(323)	(158)
Increase/(decrease) in other net liabilities	11	(298)

	7,665	6,527

Taxation paid	(1,707)	(1,583)

Net cash inflow from operating activities	5,958	4,944

Cash flow from investing activities
Purchase of property, plant and equipment	(903)	(788)
Proceeds from sale of property, plant and equipment	54	53
Purchase of intangible assets	(278)	(255)
Proceeds from sale of intangible assets	221	—
Purchase of equity investments	(23)	(103)
Proceeds from sale of equity investments	35	58
Share transactions with minority shareholders	(36)	—
Purchase of businesses, net of cash acquired	(1,026)	(297)
Disposals of businesses and interests in associates	(2)	230
Investment in associates and joint ventures	(2)	(2)
Interest received	290	173
Dividends from associates and joint ventures	10	11

Net cash outflow from investing activities	(1,660)	(920)

Cash flow from financing activities
Decrease/(increase) in liquid investments	550	(53)
Proceeds from own shares for employee share options	68	23
Issue of share capital	252	42
Share capital purchased for cancellation	—	(201)
Purchase of Treasury shares	(999)	(799)
Redemption of preference shares issued by subsidiary	—	(489)
Increase in long-term loans	982	1,365
Repayment of long-term loans	(70)	(15)
Net repayment of short-term loans	(857)	(407)
Net repayment of obligations under finance leases	(36)	(22)
Interest paid	(381)	(350)
Dividends paid to shareholders	(2,390)	(2,475)
Dividends paid to minority interests	(86)	(75)
Other financing cash flows	53	49

Net cash outflow from financing activities	(2,914)	(3,407)

Increase in cash and bank overdrafts in the year	1,384	617

Exchange adjustments	233	(93)
Cash and bank overdrafts at beginning of year	2,355	1,831

Cash and bank overdrafts at end of year	3,972	2,355

Cash and bank overdrafts at end of year comprise:
Cash and cash equivalents	4,209	2,467
Overdrafts	(237)	(112)

	3,972	2,355

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CASH FLOW STATEMENT Three months ended 31st December 2005

	Q4 2005 £m	Q4 2004 £m

Operating profit	1,633	1,241
Depreciation and other non-cash items	434	289
Increase in working capital	(255)	(60)
Decrease in other net liabilities	(92)	(64)

	1,720	1,406

Taxation paid	(435)	(467)

Net cash inflow from operating activities	1,285	939

Cash flow from investing activities
Purchase of property, plant and equipment	(348)	(283)
Proceeds from sale of property, plant and equipment	(9)	15
Purchase of intangible assets	(93)	(86)
Proceeds from sale of intangible assets	(3)	—
Purchase of equity investments	(5)	(26)
Share transactions with minority shareholders	(4)	—
Proceeds from sale of equity investments	13	3
Purchase of businesses, net of cash acquired	(883)	9
Disposal of businesses and interests in associates	(2)	174
Interest received	90	33
Dividends from associates and joint ventures	2	3

Net cash outflow from investing activities	(1,242)	(158)

Cash flow from financing activities
Increase in liquid investments	(684)	(19)
Proceeds from own shares for employee share options	45	7
Issue of share capital	171	17
Purchase of Treasury shares	(374)	(267)
Repayment of long-term loans	—	(4)
Net (repayment of)/increase in short-term loans	(489)	19
Net repayment of obligations under finance leases	(11)	(22)
Interest paid	(60)	(79)
Dividends paid to shareholders	(567)	(56)
Dividends paid to minority interests	(8)	(9)
Other financing cash flows	21	19

Net cash outflow from financing activities	(1,956)	(394)

(Decrease)/increase in cash and bank overdrafts in the period	(1,913)	387

Exchange adjustments	20	(77)
Cash and bank overdrafts at beginning of period	5,865	2,045

Cash and bank overdrafts at end of period	3,972	2,355

Cash and bank overdrafts at end of period comprise:
Cash and cash equivalents	4,209	2,467
Overdrafts	(237)	(112)

	3,972	2,355

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RECONCILIATION OF CASH FLOW TO MOVEMENTS IN NET DEBT

	2005 £m	2004 £m

Net debt at beginning of the year	(1,984)	(1,648)

Increase in cash and bank overdrafts	1,384	617
Cash (inflow)/outflow from liquid investments	(550)	53
Net increase in long-term loans	(912)	(1,350)
Net repayment of short-term loans	857	407
Net repayment of obligations under finance leases	36	22
Net non-cash funds of businesses acquired	(68)	—
Exchange adjustments	39	24
Other non-cash movements	(39)	(109)

Reduction/(increase) in net debt	747	(336)

Net debt at end of the year	(1,237)	(1,984)

FINANCIAL REVIEW – CASH FLOW

Operating cash flow was £7,665 million in 2005. This represents an increase of £1,138 million over 2004, principally due to higher operating profits. The operating cash flow is in excess of the funds needed for the routine cash flows of tax, capital expenditure on property, plant and equipment and dividend payments, together amounting to £5,000 million. The purchase of businesses, principally Corixa and ID Biomedical, cost £1,026 million, net of cash acquired. Receipts of £320 million arose from the exercise of share options: £68 million from shares held by the ESOP Trusts and £252 million from the issue of new shares. In addition, £999 million was spent in the year on purchasing the company's shares to be held as Treasury shares.

EXCHANGE RATES

The results and net assets of the Group, as reported in sterling, are affected by movements in exchange rates between sterling and overseas currencies. GSK uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas Group subsidiary and associated undertakings into sterling and period-end rates to translate the net assets of those undertakings. The currencies which most influence these translations, and the relevant exchange rates, are:

	Q4 2005	Q4 2004	2005	2004
Average rates:
£/US$	1.73	1.86	1.82	1.83
£/Euro	1.46	1.44	1.46	1.47
£/Yen	203.00	197.00	200.00	197.00
Period-end rates:
£/US$	1.72	1.92	1.72	1.92
£/Euro	1.46	1.41	1.46	1.41
£/Yen	203.00	197.00	203.00	197.00

During 2005, average sterling exchange rates were marginally weaker against the US dollar and the Euro and stronger against the Yen compared with 2004. Comparing 2005 period-end rates with 2004 period-end rates, sterling was weaker against the US dollar and stronger against the Euro and the Yen.

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LEGAL MATTERS

The Group is involved in various legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations and related private litigation. The Group makes provision for those proceedings on a regular basis and may make additional significant provisions for such legal proceedings, as required in the event of further developments in those matters, consistent with generally accepted accounting principles. Litigation, particularly in the USA, is inherently unpredictable and excessive awards that may not be justified by the evidence can occur. The Group could in the future incur judgements or enter into settlements of claims that could result in payments that exceed its current provisions by an amount that would have a material adverse effect on the Group’s financial condition and results of operations.

Intellectual property claims include challenges to the validity of the patents on various of the Group’s products or processes, and assertions of non-infringement of those patents. A loss in any of these cases could result in loss of patent protection for the product at issue. The consequence of any such loss could be a significant decrease in sales of that product and could materially affect future results of operations for the Group.

At 31st December 2005, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ on page 13) was over £1.1 billion. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

Developments since the date of the Annual Report as previously updated by the legal proceedings note to the results announcements for the first, second and third quarters of 2005 are set out below:

Intellectual property

With respect to Biovail’s claims for infringement of its formulation patents for Wellbutrin XL, the hearing on the Abrika Pharmaceuticals motion for summary judgement of non-infringement was heard in November 2005 in the US District Court for the Southern District of Florida. As of the date of this report, no decision has been announced. The Group is not a party to that proceeding. With respect to Biovail’s claims for infringement of its formulation patents for Wellbutrin XL a trial date has been set for its suit against Anchen Pharmaceuticals for September 2006 in the US District Court for the Central District of California. The Group is not a party to that proceeding.

In December 2005, Andrx Pharmaceuticals filed an action against the Group in the US District Court for the Southern District of Florida, alleging that the manufacture, importation and sale of the 150mg Wellbutrin XL product infringes a patent issued to Andrx in June 2005 and asking for treble damages, attorney fees and that the Group and others acting in concert with it be enjoined. The case is in its early stages.

In December 2005, Watson Laboratories filed an action against the Group, as a third party defendant, alleging that the Group’s listing of Biovail’s formulation patents for Wellbutrin XL with the US Food and Drug Administration (FDA) be removed from the Approved Drug Products with Therapeutic Equivalence Evaluations listing, commonly known as the “Orange Book”. The case is in its early stages.

The Group’s application for patent term restoration for the basic compound patent for rosiglitazone, the active ingredient in Avandia, has been granted by the US Patent and Trademark Office, extending the expiration date of the patent to 17th September 2011. The FDA has also granted a further six months’ paediatric exclusivity from that extended expiration date.

The Group made an application in 2004 to the US Patent and Trademark Office (USPTO) for re-issue of its combination patent for Advair, which expires in 2010. In January 2006, the USPTO issued a final office action rejecting that application. The company will seek reconsideration of the rejection, and a response to the USPTO is expected in the first half of the year. While the application for re-issue remains pending, the combination patent remains in force and is listed in the Orange Book.

The Group holds other patents relating to Advair which are not affected by the re-issue application, including the compound patent related to the active ingredient salmeterol which affords protection until August 2008 (after giving effect to an expected grant of paediatric exclusivity by the FDA), various patents relating to the Diskus device which expire over a period from 2011 to 2016 and patents relating to the HFA formulation and related technology which expires over a period from 2015 to 2021.

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Product liability

With respect to the product liability litigation relating to Paxil, in January 2006 the Group concluded settlement of more than 90% of the pending product liability claims based on symptoms on discontinuing Paxil treatment. The amounts paid in respect of such settlements were in line with provisions taken in prior periods. Most of the pending purported class action suits concerning discontinuation symptoms are being dismissed as part of the settlement. The Group did not, as part of the settlement, admit any liability with respect to the allegations in any of the suits. Litigation in respect of the balance of the lawsuits continues.

Developments with respect to tax matters are described in ‘Taxation’ on page 13.

ACCOUNTING PRESENTATION AND POLICIES

With effect from 1st January 2005, GSK has moved to reporting its financial results in accordance with International Financial Reporting Standards (IFRS) as required by a European Union Regulation issued in 2002. This unaudited Results Announcement for the year ended 31st December 2005 is prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and the IFRS accounting policies applicable for 2005. These IFRS policies are unchanged from those set out in the Annual Report 2004 on pages 164 to 166, except that GSK now accounts for all legal costs within SG&A and, following a clarification of the timing of recognition of dividends under IFRS, a further quarter’s delay in recognition is reflected – see ‘Dividends’ on page 14 for further details.

Following a further review of the opening balance sheet under IFRS, adjustments have been made to deferred tax and minority interests which reduce net assets and total equity at 1st January 2003 by £217 million compared with the previously reported balance. The adjustments have no impact on the profits reported for 2004 or 2005. Comparative balance sheet figures have been amended accordingly.

A number of presentational changes have been made, starting in Q1 2005, to conform with best practice under IFRS:

•	Legal costs have been reclassified so that all legal costs are now reported within SG&A. Consequently, trading profit is no longer reported separately

•	Except where expressly permitted, IFRS does not allow offsetting of income and expenses. Consequently, finance income and expense are reported separately.

None of these presentational changes has any impact on operating profit or EPS in 2005 or the comparative periods in 2004. All comparative figures are presented on this basis, except that GSK has taken advantage of an exemption which permits financial instruments to be accounted for and presented on a UK GAAP basis in 2004 and only in accordance with IAS 32 and IAS 39 from 1st January 2005. Full details of the major differences from UK GAAP as they apply to GSK are given in the unaudited IFRS financial information section of the Annual Report 2004 on page 163.

The income statement, statement of recognised income and expense and cash flow statement for the year ended, and the balance sheet at, 31st December 2004 have been derived from the unaudited IFRS financial information published in the Annual Report 2004, taking account of the changes noted above.

Data for market share and market growth rates are GSK estimates based on the most recent data from independent external sources, and where appropriate, are valued in sterling at relevant exchange rates. Figures quoted for product market share reflect sales by GSK and licensees.

In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in sterling had remained unchanged from those used in the previous year. All commentaries are presented in terms of CER unless otherwise stated.

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UK GAAP to IFRS reconciliations

GSK published financial information in accordance with International Financial Reporting Standards for 2003 and 2004 on the London Stock Exchange on 10th February 2005. That document included explanations of the main UK GAAP to IFRS differences and UK GAAP to IFRS reconciliations for:

•	total equity at 1st January 2003, 31st December 2003 and each quarter end in 2004
•	profit attributable to shareholders for 2003 and each quarter in 2004
•	cash flows for 2003 and each quarter in 2004.

The document is available on the company’s website.

INVESTOR INFORMATION

Preliminary Announcement of Annual Results 2005
This Announcement was approved by the Board of Directors on Wednesday 8th February 2006.

The income statement, statement of recognised income and expense, and cash flow statement for the year ended 31st December 2005 and the balance sheet at that date, are subject to completion of the audit and may also change should a significant adjusting event occur before the approval of the Annual Report 2005 on 1st March 2006.

Financial calendar
The company will announce first quarter 2006 results on 27th April 2006. The first interim dividend for 2006 will have an ex-dividend date of 10th May 2006 and a record date of 12th May 2006 and will be paid on 6th July 2006.

Internet
This Announcement and other information about GSK is available on the company's website at: http://www.gsk.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc

(Registrant)

Date: February 8, 2005

By:	/s/ Simon Bicknell

SIMON BICKNELL

Authorised Signatory for and on behalf of GlaxoSmithKline plc